As confidentially submitted to the Securities and Exchange Commission on February 11, 2013

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CYAN, INC.

(Exact name of registrant as specified in its charter)

Delaware	7373	20-5862569
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1383 N. McDowell Blvd., Suite 300

Petaluma, California 94954

(707) 735-2300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark A. Floyd

Chief Executive Officer

1383 N. McDowell Blvd., Suite 300

Petaluma, California 94954

(707) 735-2300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David J. Segre Robert G. Day Michael E. Coke Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Kenneth M. Siegel Vice President and General Counsel Cyan, Inc. 1383 N. McDowell Blvd., Suite 300 Petaluma, California 94954 (707) 735-2300	Eric C. Jensen Andrew S. Williamson Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	$	$

(1)	Includes offering price of any additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 (Amendment No. 1) to the Registration Statement on Form S-1 of Cyan, Inc. (Registration Statement) is being confidentially submitted solely for the purpose of submitting certain exhibits as indicated in Part II of this Amendment No. 1. This Amendment No. 1 does not modify any provision of the prospectus that forms a part of the Registration Statement. Accordingly, a preliminary prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

On completion of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s amended and restated certificate of incorporation and bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Registrant has purchased and intends to maintain insurance on behalf of each and any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2011, we have issued the following securities that were not registered under the Securities Act:

(1) Sales of capital stock

•

On May 6, 2011, we issued 110,446 shares of Series E redeemable convertible preferred stock to two accredited investors at a price of $4.53 per share for aggregate gross proceeds of approximately $500,000; and

•

On December 9, 2011, and at an additional closing on December 12, 2011, we issued 2,138,535 shares of Series F redeemable convertible preferred stock to 17 accredited investors at a price of $4.68 per share for aggregate gross proceeds of approximately $10.0 million.

(2) Options Issuances

•

From January 1, 2011 through December 31, 2012, we issued and sold an aggregate of 259,179 shares of common stock upon the exercise of options issued to certain officers, directors, employees and consultants of the registrant under our 2006 Plan at exercise prices per share ranging from $0.10 to $2.35, for an aggregate consideration of approximately $162,471.

•

From January 1, 2011 through December 31, 2012, we granted stock options to purchase an aggregate of 7,757,716 shares of our common stock at exercise prices per share ranging from $2.35 to $7.18 to employees, consultants, directors and other service providers under our 2006 Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof, with respect to the items (1) and (2) above, and Rule 701 thereunder, with respect to the item (3) above, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

(1) Exhibits

See Exhibit Index immediately following the Signature Pages.

(2) Financial Statement Schedules.

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financials statements or related notes.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petaluma, State of California, on             .

CYAN, INC.

By:
Mark A. Floyd Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark A. Floyd, Michael L. Hatfield and Kenneth M. Siegel, jointly and severally, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Cyan, Inc. and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below:

Signature	Title	Date

Mark A. Floyd	Chief Executive Officer and Chairman of the Board of Directors

Principal Accounting Officer

Michael L. Hatfield	President and Director

Paul A. Ferris	Director

Promod Haque	Director

M. Niel Ransom	Director

Michael J. Boustridge	Director

Robert E. Switz	Director

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3**	Bylaws of the Registrant, as currently in effect.

3.4	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1**	Amended and Restated Investors’ Rights Agreement, dated December 9, 2011, by and among the Registrant and certain of its stockholders.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2.1+**	2006 Stock Plan.

10.2.2+**	Form of Option Grant Notice and Option Agreement for 2006 Stock Plan: New Hire U.S. Executive.

10.2.3+**	Form of Option Grant Notice and Option Agreement for 2006 Stock Plan: New Hire U.S. Non-Executive.

10.2.4+**	Form of Option Grant Notice and Option Agreement for 2006 Stock Plan: U.S. Director.

10.2.5+**	Form of Option Grant Notice and Option Agreement for 2006 Stock Plan: Refresh Grant U.S. Executive.

10.2.6+**	Form of Option Grant Notice and Option Agreement for 2006 Stock Plan: Refresh Grant U.S. Non-Executive.

10.2.7+**	Form of Option Grant Notice and Option Agreement for 2006 Stock Plan: New Hire Non-U.S. Non-Executive.

10.3+*	2013 Equity Incentive Plan and forms of agreements thereunder.

10.4+**	Offer Letter by and between the Registrant and Mark Floyd, dated May 4, 2012.

10.5†	Flextronics Manufacturing Services Agreement by and between the Registrant and Flextronics Telecom Systems Ltd., dated June 22, 2007, as amended.

10.6**	Full Service Lease by and between the Registrant and Redwood Technology Center, LLC, and Redwood Business Center 1, LLC as successor in interest, dated April 25, 2007, as amended September 4, 2012.

10.7	Loan and Security Agreement by and between the Registrant and Silicon Valley Bank, dated December 21, 2012.

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1*	Power of Attorney (attached to the signature page of this Registration Statement on Form S-1).

*	To be filed by amendment.
**	Previously filed.
+	Indicates a management contract or compensatory plan.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the registration statement and submitted separately to the Securities and Exchange Commission.